Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

20 March 2013

3.8 MILLION EURO GRANT TO SUPPORT CVAC™ DEVELOPMENT; PRIMA MOVING FORWARD

WITH PILOT TRIALS OF CVAC IN ADDITIONAL CANCER INDICATIONS

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, “the Company”) is pleased to announce that the Saxony Development Bank in Dresden, Germany (the Sächsische Aufbaubank or “SAB”) has approved a EUR 3.8 million (AUD 4.7 million) grant to support CVac development.

The SAB grant will co-fund phase 2 clinical trials of CVac in 3 new cancer indications. The grant also co-funds several manufacturing optimization programs to support Prima’s efforts to continuously improve the efficiency of production and prepare for commercial scale-up of CVac, as well as the expansion of immune monitoring assays.

Prima and the Fraunhofer Institute of Cell Therapy and Immunology (“Fraunhofer IZI”) submitted a joint proposal and will each be reimbursed for eligible costs incurred on the projects. The grant reduces Prima’s cash requirements for the work by approximately AUD 4.7 million.

Funding for the grant has been provided by the German Federal State of Saxony and the European Union. This grant is in addition to a grant awarded by the SAB in August 2011 of EUR 4.1 million to support European manufacturing costs and parts of the CANVAS clinical trial.

Matthew Lehman, Prima’s CEO: “Prima is delighted by the news of this additional grant from the Saxony Development Bank. This allows Prima to move forward with pilot trials of CVac in new indications in addition to ovarian cancer and potentially broaden the clinical utility and commercial attractiveness of CVac. Given that mucin 1 is overexpressed on a number of cancer types and our data indicate that CVac induces a mucin 1 specific T cell response, exploring new indications with our established platform is a sensible progression in the development of our CVac franchise.”

Marc Voigt, Prima’s CFO and Managing Director of Prima’s German subsidiary: “We are very pleased by the support Prima is receiving from the State of Saxony and our project partners like the Fraunhofer IZI. The Leipzig area is an important hub for developing immunology and cell-based therapies. Prima is very proud of our position as a leader in the region.”

Prima will finalize protocols for the new trials and looks to announce detailed plans in the second calendar quarter of 2013.

ENDS

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889